Snipp Signs Three Year US$650,000+ B2B Loyalty Agreement With a Leading

Global Provider and Manufacturer of Firearms

TORONTO, July 05, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a six figure contract from a leading manufacturer of firearms (the ‘Customer’), a new Snipp client. The Customer is a leading provider and manufacturer of firearms and is known for their industry-leading quality and innovation. Their world renowned products are the weapons of choice for many of the premier global military, law enforcement and responsible commercial users.

The signed agreement, formally establishes Snipp as a preferred B2B Loyalty solutions and reward fulfillment services supplier for the Customer. Under the terms of the agreement, Snipp will develop a highly customized B2B loyalty program, aimed at encouraging trade engagement and loyalty, on its SnippLoyalty enhanced platform, for store associates to be able to earn points to redeem branded merchandise. The agreement marks the first of two phases, with a B2C platform to be planned and launched in 2019.

“We are very pleased to have signed an agreement with this new Customer, recognized as the leader in their segment, are proud to have been selected based on our experience and ability to incorporate many of their custom requirements and workflows, a testament to the performance and efficiency of our technology platform and marketing solutions,” commented Atul Sabharwal, CEO and founder of Snipp. “Snipp has successfully run multiple programs in the B2B segment and this agreement marks the second deal we’ve signed in this industry segment, another validation of the Snipp suite of solutions. We will continue to build on our platform and look forward to incentivize, drive engagement and built loyalty for the client through this program.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India.

The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.